Points International Raises 2007 Revenue Guidance by More Than 50 Percent and
Reports Record Third Quarter Revenue Growth of 159%

Record Revenue and Strong EBITDA1 Growth Driven by Traction of Significant Shift to Principal-Based Relationships

Global Points Exchange (GPX) To Beta Launch in December 2007

Third Quarter 2007 Highlights:

  Record Revenue of $7.4 Million, up 159% Year-Over-Year
  EBITDA1 Grows $881,000 to $151,000, from a Q306 $730,000 EBITDA1 Loss
  Transaction Volume Reached 2.6 Billion Points/Miles, a 39% Annual Increase

Significantly Raising Full Year 2007 Revenue Guidance:

  Raising Revenue Guidance to $31.0 - $34.0 Million, up from $21.5 - $24.0 Million
  Reiterate Expectations for 2007 EBITDA1 to be Positive for the Year

TORONTO, November 8, 2007 – Points International Ltd., "Points" - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the third quarter ended September 30, 2007.

"While posting record third quarter financial results we have executed on our strategy by adding a number of new and renewal deals under the principal model, where Points takes a much more active role in the management of our partners’ loyalty programs. Billions of miles and hundreds of millions of dollars flow through our platform each year, and the strength of our third quarter results indicates that Points is unlocking the value of this volume of loyalty activity from many of the largest loyalty programs in the world," said Rob MacLean, CEO of Points.

"Record revenue and a significant EBITDA1 improvement during the third quarter mark an important inflection point in our business. These results demonstrate the positive top and bottom line impact to our financials resulting from a meaningful shift in a number of our partnerships to the principal-based model. Recent principal-based deals include an expanded three-year partnership with longtime partner Delta Airlines and new partnerships with bmi (British Midland Airways), ATA Airlines and Choice Hotels. For the past several quarters we have been communicating that we have been undergoing a fundamental reorientation of our business. Our third quarter financial and transaction results are evidence that we are successfully executing on this very positive move to the principal-based model," added Mr. MacLean.

1EBITDA [Earnings (loss) before interest, amortization and other items] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

Points reported a 159% year-over-year increase in total revenue to a record $7.4 million in the third quarter driven by new and expanded principal-based partnerships with leading loyalty program providers around the world. For the first nine months of 2007, Points grew revenues over 107% from the prior year period to a record $17.4 million.

"Points’ third quarter financial results would have been even stronger if not for the ongoing weakening of the U.S. dollar against the Canadian dollar. Currency effects had a material negative impact on our revenue and EBITDA1 results. With the growth and evolution of our business we are evaluating a range of alternatives to more accurately represent the U.S. denominated-nature of our business, including starting to report our results in U.S. dollars in 2008," said Anthony Lam, Chief Financial Officer of Points.

Total revenue was a record $7.4 million for the third quarter of 2007, an increase of 159% over the $2.8 million reported in the third quarter of 2006, and up 54% from $4.8 million in the second quarter of 2007. For the first nine months of 2007, total revenues grew 107% to a record $17.4 million from $8.4 million in the previous period of 2006. Adjusting total revenue for the weakening of the U.S. dollar would result in an additional $547,000 in third quarter revenue, and $390,000 for the nine month period ended September 30, 2007.

For the third quarter of 2007, principal revenue totaled $4.6 million, an increase of 544% over $720,000 in the same period last year, and up 96% from $2.4 million in the second quarter of 2007. Adjusting for the weakened U.S. dollar against the Canadian dollar, principal revenue in the third quarter would be higher by an additional $233,000. Commission revenue was $2.5 million, an increase of 20% over $2.1 million reported in the same period of last year and up 11% from $2.2 million in the second quarter of 2007. Adjusting for the weakened U.S. dollar would result in an additional $112,000 in commission revenue in the third quarter versus the second quarter. Interest income was $251,000, an increase of 409% over $49,000 reported in the same period of last year and up 49% from $168,000 in the second quarter of 2007.

Points reported a net loss for the third quarter of 2007 of $1.2 million, or $0.01 per share, compared to a net loss of $1.9 million, or $0.02 per share in the previous year period, and versus a net loss of $1.6 million or $0.01 per share, in the second quarter of 2007. Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $1.5 million of the net loss in the third quarter of 2007. For the first nine months of 2007, Points reported a net loss of $3.6 million, a 50% improvement over the prior year period loss of $7.3 million for the same period.

During the third quarter of 2007, Points reported positive EBITDA1 of $151,000 compared to an EBITDA1 loss of $730,000 in the same period of 2006 and versus an EBITDA1 loss of $275,000 in the second quarter of 2007. Adjusting for the weakened U.S. dollar would improve the positive EBITDA1 by $131,000 in the third quarter. For the first nine months of 2007, Points reported positive EBITDA1 of $193,000 compared to an EBITDA1 loss of $3.6 million in the previous year period. These results demonstrate a third quarter EBITDA1 improvement of more than $882,000 from the prior year period and improved EBITDA1 of approximately $3.8 million from the first nine months of 2006.

Third Quarter 2007 Business Metrics

- Total points/miles transacted during the third quarter increased 39% versus last year to 2.6 billion, bringing the total cumulative points/miles transacted to 31 billion - The total number of transactions increased 35% versus last year to approximately 276,000

Private Branded Channels
- Total points/miles transacted on products distributed through Points’ partner channels rose 44% to 2.2 billion bringing the cumulative total to 27.4 billion

Points.com Channel
- Over 337 million points were transacted on Points.com, a 14% increase versus 2006 - Cumulative registered users on Points.com increased 25% year-over-year to 1.8 million

Business Outlook
"We are raising our full year 2007 guidance by approximately $10 million to a range of $31.0 - $34.0 million. This significant improvement in our financial outlook is based on the strength of our third quarter results and the aggregate financial benefit of our successful shift to principal-based deals with six new and incumbent partners. Additionally, we are reiterating our forecast for our first year of EBITDA1 profitability for the year. We anticipate that we will announce additional strategic partnerships, continued progress within our various partnership programs and the launch of the beta of our GPX platform as we close out a very productive 2007," concluded Mr. MacLean.

Investor Conference Call
Points’ quarterly conference call with Rob MacLean, Points CEO, Christopher Barnard, Points President and Anthony Lam, Points CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (866) 904-6908 ten minutes prior to the scheduled start time. International callers should dial (416) 915-8329. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at https://www.points.com/static/corporate/investor_overview.html.

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com

Safe Harbor Statement
This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points’ Annual Information Form filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts are in Canadian dollars unless otherwise specified.

For more information contact:
Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382
anthony.lam@points.com;
Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
AS AT		2007	2006

	ASSETS

CURRENT
Cash and cash equivalents		$28,036,752	$24,689,040
Accounts receivable		2,018,987	2,310,253
Prepaids and sundry assets		1,957,565	2,124,925
		32,013,304	29,124,218

PROPERTY, PLANT AND EQUIPMENT		2,126,158	2,934,238
GOODWILL AND INTANGIBLE ASSETS		6,303,172	6,837,155
DEFERRED COSTS		768,557	1,167,331
FUTURE INCOME TAXES RECOVERABLE		590,000	590,000
		9,787,887	11,528,724

		$41,801,191	$40,652,942

	LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$1,834,944	$3,342,868
Deposits		25,138,405	21,159,193
Current portion of loan payable		14,371	33,515
		26,987,720	24,535,576

LOAN PAYABLE		-	5,289
CONVERTIBLE PREFERRED SHARES		20,338,646	19,506,279
		47,326,366	44,047,144

	SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK		45,438,656	43,051,048
WARRANTS		30,668	186,688
CONTRIBUTED SURPLUS		7,979,902	8,703,517
DEFICIT		(58,974,401)	(55,335,455)
		(5,525,175)	(3,394,202)

		$41,801,191	$40,652,942

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	3 Month Period		9 Month Period

FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

REVENUES
Principal	$4,633,171	$719,794	$9,233,018	$2,579,522
Commission	2,473,098	2,068,930	7,691,164	5,649,831
Interest income	250,537	49,186	461,387	174,282
Total Revenues	7,356,806	2,837,910	17,385,569	8,403,635

GENERAL AND ADMINISTRATION EXPENSES	7,205,415	3,568,080	17,192,332	12,000,724

INCOME (LOSS) - Before interest, amortization and other items	151,391	(730,170)	193,237	(3,597,089)

Foreign exchange loss (gain)	300,722	(2,399)	605,676	240,650
Interest on convertible debenture	-	-	-	194,753
Interest on convertible preferred shares	277,456	277,456	832,367	832,367
Capital tax, interest and loss on short-term investment	(24,482)	60,564	44,169	71,478
Amortization of property, plant and equipment, intangible assets
and deferred costs	777,586	821,821	2,349,971	2,353,176

	1,331,282	1,157,442	3,832,183	3,692,424

NET LOSS AND COMPREHENSIVE LOSS	$(1,179,891)	$(1,887,612)	$(3,638,946)	$(7,289,513)

LOSS PER SHARE	$(0.01)	$(0.02)	$(0.03)	$(0.07)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT

	3 Month Period		9 Month Period

FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

DEFICIT - Beginning of the period	$(57,794,510)	$(52,830,661)	$(55,335,455)	$(47,428,760)

NET LOSS - For the period	(1,179,891)	(1,887,612)	(3,638,946)	(7,289,513)

DEFICIT - End of the period	$(58,974,401)	$(54,718,273)	$(58,974,401)	$(54,718,273)